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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. )(1)


                     Hemlock Federal Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  423666-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael Stevens
               5700 West 159th Street, Oak Forest, Illinois 60452
                                 (708) 687-9400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 10 Pages)

(SC13D-07/98)

CUSIP No. 423666-10-6                13D                   Page 2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Stevens

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               _________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         46,696 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    33,024 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         41,984 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    37,736 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     79,720 (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%  (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423666-10-6                 13D                   Page 3 of 10 Pages

Item 1.  Security and Issuer
----------------------------

    The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Hemlock Federal Financial Corporation ("Hemlock" or the "Company"), a Delaware corporation, located at 5700 West 159th Street, Oak Forest, Illinois 60452.

Item 2.  Identity and Background
--------------------------------

         The name and address of the person filing this statement is Michael Stevens, 5700 West 159th Street, Oak Forest, Illinois 60452. Mr. Stevens is the President and a director of Hemlock. During the last five years, Mr. Stevens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.
         Mr. Stevens is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     Mr. Stevens has beneficial ownership of 79,720 shares of Common Stock. The beneficial ownership of 79,720 shares of Common Stock is as follows: Between March 1997 and the date hereof, Mr. Stevens has acquired, directly or indirectly, 24,720 shares at an aggregate cost of $247,200. These shares were purchased in part with the proceeds of a home equity loan provided by Midamerica Federal Bank.

CUSIP No. 423666-10-6                 13D                   Page 4 of 10 Pages


         From March 31, 1998 through the date hereof, Mr. Stevens has acquired 4,712 shares of Common Stock through the Hemlock Federal Financial Corporation Employee Stock Ownership Plan, for which First Bankers Trust, N.A. acts as trustee. These shares were purchased with funds contributed by Hemlock Federal Bank for Savings, the subsidiary of the Company at no cost to Mr.
Stevens.
         From March 31, 1997 through the date hereof, Mr. Stevens has acquired 21,220 shares of Common Stock through the Hemlock Federal Financial Corporation Profit Sharing Trust. These shares were purchased with funds contributed by Hemlock Federal Bank for Savings, the subsidiary of the Company for an aggregate purchase price of $212,200.

     On October 22, 1997, Mr. Stevens was awarded 20,763 restricted shares of Common Stock through the Company's Recognition and Retention Plan. As of the date of this statement, 8,304 shares of Common Stock covered by the award to Mr. Stevens have vested and are jointly owned by Mr. Stevens and his spouse Darlene Marie Stevens. The remaining 12,459 shares of Common Stock covered by the Recognition and Retention Plan, are scheduled to vest equally on October 22, 2000, 2001 and 2002, subject to Mr. Stevens's continued service as a director of the Company. The award of restricted Common Stock was granted to Mr. Stevens at no cost to him.

         Also on October 22, 1997, Mr. Stevens was awarded 51,908 options to purchase the Company's Common Stock through the Company's 1995 Stock Option and Incentive Plan at an exercise price of $17.25 per share. As of the date of this statement, 20,764 options to purchase have vested with the remaining 31,144 options to purchase scheduled to vest equally on October 22, 2000, 2001 and 2002, subject to Mr. Stevens's continued service as a director of the Company.

CUSIP No. 423666-10-6                 13D                   Page 5 of 10 Pages


Item 4.  Purpose of Transaction
-------------------------------

     All of the shares acquired by Mr. Stevens, directly or indirectly, were acquired for investment purposes. Mr. Stevens may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Hemlock for investment purposes or dispose of shares of Hemlock. As a director, Mr. Stevens regularly explores potential actions and transactions which may be advantageous to Hemlock, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Hemlock. Except as noted above, Mr. Stevens has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Hemlock, or the disposition of securities by Hemlock; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hemlock or any of its subsidiaries; (c) a sale or transfer of material amount of assets of Hemlock or any of its subsidiaries; (d) any change in the present board of directors or management of Hemlock, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Hemlock; (f) any other material change in Hemlock's business or corporate structure;

CUSIP No. 423666-10-6                 13D                   Page 6 of 10 Pages


     (g)  changes  in  Hemlock's   certificate  of   incorporation,   bylaws  or
instruments corresponding thereto or other actions which may impede the acquisition of control of Hemlock by any person;

     (h) causing a class of securities of Hemlock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Hemlock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action  similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

        (a) Mr. Stevens beneficially owns an aggregate of 79,720 shares of Common Stock, constituting 7.2% of the number of shares of such Common Stock outstanding on the date hereof.

         (b)  With   respect  to  the  79,720   shares  of  Common  Stock  owned
beneficially by Mr. Stevens, such amounts include:

     (1) 46,696 shares of Common Stock over which Mr. Stevens has sole voting power. These 46,696 shares include: (i) options to purchase 20,764 shares of Common Stock, which upon exercise Mr. Stevens will have sole voting power; (ii) 21,220 shares of Common Stock held through the Hemlock Federal Financial Corporation Profit Sharing Trust; and (iii) 4,712 shares of Common Stock held through the Hemlock Federal Financial Corporation ESOP.

CUSIP No. 423666-10-6                 13D                   Page 7 of 10 Pages


                  (2)      33,024  shares  over  which Mr.  Stevens  has  shared
                           voting power. Of the 33,024 shares, Mr. Stevens jointly owns 13,024 shares of Common Stock with his spouse, Darlene Marie Stevens, whose address is 6101 Jacquelyn Court, Tinley Park, Illinois. Ms. Stevens is a journalist with a major Midwest newspaper. Mr. Stevens also has shared voting power over 20,000 shares of Common Stock owned by Ms. Stevens individually in her own name.
                                    During the last five years,  Ms. Stevens has
                           not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Ms. Stevens is a citizen of the United States of America.

                  (3) 41,984 shares of Common Stock over which Mr. Stevens has sole dispositive power. These 41,984 shares include the shares set out in paragraph (1) above, except for the 4,712 shares of Common Stock held in the Hemlock Federal Financial Corporation ESOP. (See Paragraph (5) below.)

                  (4) 37,736 shares of Common Stock over which Mr. Stevens has shared dispositive power. These 37,736 shares include the 33,024 shares set out in

    CUSIP No. 423666-10-6                 13D                Page 8 of 10 Pages

                           paragraph (2) above, as well as the 4,712 shares of Common Stock held through the Hemlock Federal Financial Corporation ESOP. (See Paragraph (5) below.)
                  (5) 4,712 shares of Common Stock over which Mr. Stevens has sole voting and shared dispositive power, with First Bankers Trust, N.A. First Bankers Trust, N.A. is an Illinois chartered bank with its principal business address at 2321 Koch's Lane, P.O. Box 3566, Quincy, Illinois 62305-3566.

         (c) Mr. Stevens did not have any transactions including beneficial ownership of Common Stock in the past sixty days.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Stevens.

         Not included in the above amount are options to purchase 10,382 shares of Common Stock granted to Mr. Stevens pursuant to the Company's 1995 Stock Option and Incentive Plan, or 4,153 shares of Common Stock granted to Mr. Stevens pursuant to the Company's Recognition and Retention Plan. These shares are scheduled to vest on October 22, 2000. Therefore, on October 22, 2000, Mr. Stevens will be deemed to be the beneficial owner of 94,255 shares of Common Stock. Assuming the Company's aggregate number of issued and outstanding shares of Common Stock remains at 1,109,485 shares (the number of issued and outstanding shares of Common Stock as of the date of this filing, exclusive of the unvested options) and that there are no other changes in Mr.

CUSIP No. 423666-10-6                 13D                   Page 8 of 10 Pages


Stevens's beneficial ownership of Common Stock, then Mr. Stevens will be deemed to beneficially own 8.5% of the Company's Common Stock upon the vesting of these shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Stevens and any other person with respect to any securities of Hemlock, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Stevens are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

CUSIP No. 423666-10-6                 13D                   Page 10 of 10 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 10, 2000                                   /s/ MICHAEL STEVENS
                                                     -------------------------
                                                     Michael Stevens

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).